ASPECT MEDICAL SYSTEMS, INC.
One Upland Road
Norwood, MA 02062
June 26, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mellissa Campbell Duru

Re:	Aspect Medical Systems, Inc. Schedule TO-I filed June 8, 2009 (File No. 5-59557) (the “Original TO”)
Dear Ms. Duru:
     This letter is in response to your letter dated June 16, 2009 to Susan W. Murley, Esq., counsel to Aspect Medical Systems, Inc. (the “Company”) relating to the Company’s Original TO filed with the Securities and Exchange Commission on June 8, 2009.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ASPECT MEDICAL SYSTEMS, INC.
By:	/s/ Nassib G. Chamoun
	Name:	Nassib G. Chamoun
	Title:	President and Chief Executive Officer